

October 27, 2020

<u>Via Email</u>

Aric Spitulnik
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

> **Re:** **TESSCO Technologies Incorporated**
> **Definitive Additional Materials filed under cover of Schedule 14A**
> **Filed on October 26, 2020**
> **File No. 001-33938**

Dear Mr. Spitulnik:

We have reviewed the above-captioned filing and have the following comment:

1. The filing contains a number of statements that indicate that Mr. Barnhill is seeking
    "control" of the Company and/or the Board without "paying" shareholders a "premium"
    in exchange for that "control." Those statements and references to "control," "payment"
    and "premium" imply that Mr. Barnhill is in fact seeking to acquire control of the
    Company via the consent solicitation as opposed to simply exercising his rights as a
    shareholder to solicit consents to remove and replace members of the Board. Given that
    Mr. Barnhill will not own a controlling position in the Company even if his solicitation
    is successful, it remains unclear why any premium or other payment would be due. We
    also are unaware of any applicable law that would require Mr. Barnhill to pay a
    "premium" in this context or any solicitation undertaken in compliance with Section
    14(a) and corresponding Regulation 14A in which a person soliciting consents or
    proxies paid a "premium" to shareholders in exchange for a vote in favor of their
    candidates. In future filings, please refrain from creating the impression that any
    payment is legally or otherwise owed to shareholders given the Rule 14a-9 prohibition
    against omissions of material fact necessary to accurately make statements in light of the
    circumstances under which they are made. Please also refrain from statements that
    indicate that Mr. Barnhill is seeking to gain "control" of the Company via his consent
    solicitation. Mr. Barnhill's nominees, if elected, will owe fiduciary duties and otherwise
    be accountable to all of the Company's shareholders. While Mr. Barnhill and his
    nominees, if elected, would comprise a majority of the Board, as a matter of law and
    fact, Mr. Barnhill will not be obtaining "control" of the Company within the meaning of
    the term as defined in Rule 12b-2 if his solicitation succeeds.

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Douglas M. Fox, Esq.
        Ballard Spahr LLP